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Sterling Hospital
Edison
Total: $800.00
License Required
HHA
Visit type
Regular Visit
Start Date
Tue 07/23/24
Start Time
10:00 AM
Duration
1 hr 0 mins
Sterling Hospital
Edison
Total: $495.00
License Required
CNA
Specialization
Cardiac Care
Jency Roy
$4860.58
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INVEST IN **SHIFTIT HEALTH**

SaaS Marketplace For Staffing Critical Healthcare Workers

shiftithealth.com Beverly Hills, CA

Highlights

1. Using tech to staff healthcare workers, instead of middlemen staffing agencies in $62B industry

2. Partnership with largest healthcare association in California, opening access to 1,200 facilities

3. Seeing quick traction in the market, with 19 hospitals and 1200 facilities already under contract

4. Led by a team of healthcare veterans with 50+ years of industry experience and a successful exit

5. Founded by healthcare insiders who've experienced the broken system firsthand - a physician, a healt

Featured Investors

Enrique Rodriguez
Syndicate Lead

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Invested $50,000

"Investing in Shiftit Health wasn't just a financial decision for me; it was a commitment to a future I deeply believe in. From the moment I learned about the company's mission, I was struck by its potential to revolutionize the staffing industry, particularly in healthcare.Under the visionary leadership of Souheil Jawad and his remarkable management team, SHIFTit is not just setting new benchmarks for efficiency and effectiveness—they're reshaping the very landscape of healthcare staffing. Their unwavering dedication to innovation and strategic execution resonates profoundly with me, as it signifies a profound shift in how healthcare staffing is managed and accessed at a time when it is needed the most.In a world where healthcare delivery often faces bottlenecks and inefficiencies, SHIFTit's groundbreaking solutions offer a beacon of hope. I am wholeheartedly invested in their mission because I am convinced of the transformative power of their approach.This isn't just about supporting a business; it's about being part of a movement that's making tangible improvements in people's lives and the healthcare industry. SHIFTit's crowdfunding campaign represents a unique opportunity to back a venture poised for success and meaningful impact.If, like me, you seek to be part of a promising effort dedicated to revolutionizing healthcare staffing, I invite you to join me in supporting SHIFTit Health. Together, we can help build a future where healthcare staffing challenges are a thing of the past."

Randy Hernandez

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Invested $500,000

"Investing $500K in SHIFTit Health with Souheil Jawad was driven by my trust in his visionary leadership and the company's innovative approach to revolutionizing staffing solutions. I'm excited to be part of a journey that promises impactful change and forward-thinking progress in the industry"

Other investors include Souheil Jawad

Our Team

Souheil Jawad



Souheil Jawad CEO & Founder

Souheil is a healthcare executive who has held various C-level roles and owned multiple healthcare organizations since 2004, including an exit. Souheil is also a former EMT.



Zainab Naqvi MD Co-founder

Dr. Naqvi is a practicing physician who previously launched several healthcare startups, including a mobile IV hydration company.



Shane Markley Chief Operating Officer

Shane has over 20 years in operational management. He has launched and operated several hospitality ventures and worked for multiple tech and cybersecurity firms.



Rick Duggan Chief Technology Officer

Rick is a veteran of six startups and is an expert in scalable software



deployment. He was the CTO of Sports Challenge Network, a Vegas tech startup, and the Director of Website Systems at Zappos.



Lauralie Levy Chief Marketing Officer

Lauralie has over 15 years of marketing experience both as a Marketing Agency owner and corporate executive. She has previously worked with brands such as AMEX, NASCAR, and Energizer and has managed marketing budgets of over $50M.



Jeffrey Fidelman Chief Financial Officer

Jeffrey has over 15 years of experience in finance and strategy. He previously worked for Morgan Stanley and HSBC before focusing on startup finance. He's helped 200+ startups raise capital, scale operations, and optimize finance processes.

SHIFTit Health: Cutting Costs and Filling Shifts Faster in a $62.8B Market

The Crisis in Healthcare Staffing: Why Healthcare Workers Are Leaving When We Need Them Most

Picture a nurse who's missed her child's soccer games for three weeks straight due to inflexible scheduling. Or an ER that's dangerously understaffed because qualified professionals are stuck in bureaucratic hiring limbo.

These aren't hypothetical scenarios – they're playing out in hospitals and healthcare facilities across America *every day.*

The healthcare industry operates on an outdated staffing model that's failing everyone:

- The burned-out professionals
- The struggling facilities, and ultimately
- The patients who's health (and sometimes lives) depend on timely and quality care

During COVID-19, this broken system pushed countless healthcare workers to their breaking point. Many left the profession entirely, like one nurse we met who abandoned her 15-year career because she couldn't take the rigid scheduling anymore.

Traditional staffing agencies have *only made things worse.*

They often trap healthcare workers in a bait-and-switch game, advertising high rates to attract talent, then offering much lower paying positions once they've captured the workforce. Meanwhile, facilities are often forced to pay markups as high as 100% just to maintain basic staffing levels.


Traditional Staffing Agencies Keep Qualified Practitioners From Finding Work
Avg of
48 DAYS
to fill a role
After
60 DAYS
> 58% of agency nurse jobs still unfilled
Up to
100% rate markup
Can bait and switch healthcare providers on opportunities

The result?

A system that's hemorrhaging talent at exactly the moment our aging population needs it most.

Our Solution: Healthcare Staffing for the Modern Era

Our Solution: Using Tech to Automate Healthcare Staffing

SHIFTit is a transparent SaaS marketplace that directly and automatically connects healthcare facilities with qualified professionals. We use technology to eliminate middlemen, giving control back to both facilities and healthcare workers.


SHIFTit Makes
Healthcare Staffing
SIMPLE
Profile
Danial Naqashi
Shifts Accepted
6
0
Your Earnings
$2,368
Welcome
Search
Shifts Available
Shifts Accepted
Shifts Completed
Methodist General
Los Angeles
$100.0 hr
Job# 35575
Specialization
Welcome
End Date
Sep 29,2023
Send Message
Ratings and Reviews
I felt well-briefed and the shift went great!


About You
Location
Work Experience
Certificate
Add More
Licensure
SAVE
Start Date
Dec 15,2023
End Date
Dec 15,2023
Available
St. Jude's
Las Vegas
$90.0 hr
Job# 110006
Specialization
Orthopedics
Rate Now
Maybe Later
Los Angeles
$95.0 hr

For healthcare professionals, SHIFTit provides unprecedented flexibility. Workers can choose when and where they work, set their own rates, and maintain a healthy work-life balance.

Our platform maintains verified credentials that carry across facilities, eliminating redundant paperwork and lengthy interview processes.

For healthcare facilities, SHIFTit offers real-time access to a pool of pre-verified professionals. Facilities can maintain their staffing budgets by posting their actual rates, with no hidden fees or agency markups.

We Eliminate the Middlemen

Traditional Agencies

- Avg of 48 days to fill a role
- After 60 days, 58% of agency nurse jobs still unfilled
- Up to 100% rate markup
- Can bait and switch healthcare providers on opportunities

SHIFTit

- Transparent 9% fee
- Can instantly fill roles
- AI-matching candidates to appropraite roles

What traditionally took weeks can now be accomplished in hours.

Imagine a world where:

- A single mother in nursing can pick up shifts that work around her children's schedules
- A skilled nursing facility can fill an urgent staff shortage in hours, not weeks
- A dental hygienist can maintain multiple part-time positions without drowning in paperwork
- A hospital can reduce its staffing costs by 50% while paying healthcare workers more

This is the world we're trying to build.

Traction: We were founded in 2023, and are already in 19 Hospitals, 21 Schools, and Growing Fast

Selling to hospitals is notoriously difficult, and yet, in about one year, we've already seen significant traction:

We're Rapidly Expanding Our Footprint



19

hospitals under contract, citing the platform's ease of use and cost savings

21

schools on platform for clinical rotations, creating a pipeline of future healthcare professionals

+10K

of registered healthcare workers, many sharing stories of how flexible scheduling has transformed their live

Most significantly, we've secured a partnership with the California Association of Healthcare Facilities (CAHF), opening doors to 1,200 additional facilities starting November 2024.

This partnership isn't just about numbers – it's validation from one of the most respected healthcare organizations in the country.

Business Model: How We're Making Healthcare Staffing Work for Everyone

Our Revenue Model is Simple and Transparent

9%

platform fee from healthcare facilities

9%

platform fee from healthcare

$55

flat fee for clinical rotations

These fees are a fraction of what traditional staffing agencies charge, yet they create a sustainable, scalable business model. For example, when a facility pays a nurse $1,000 for shifts, we generate $180 in platform fees while still saving the facility hundreds compared to agency rates.

Built by Insiders: From ER Crisis to Healthcare Innovation

Our founders aren't just business people – they're healthcare insiders who've lived the problems we're solving:



Souheil Jawad:
CEO + Co-Founder
Souheil has felt the pain of staffing shortages directly as a healthcare facility owner. A former EMT turned entrepreneur, Souheil started and sold a successful ambulance company, and now owns multiple skilled nursing facilities. He's seen firsthand how the old staffing model fails both facilities and workers.
Dr. Zainab Naqvi,
MD, Co-Founder
Dr. Naqvi brings the crucial perspective of a frontline medical professional. During COVID-19, she witnessed the healthcare staffing crisis from the inside, motivating her to find a better way. Her experience ensures our platform truly serves healthcare workers' needs.

Your Role in Transforming Healthcare: The Growth Plan

We're raising capital to accelerate our growth at a crucial moment in

We're raising capital to accelerate our growth at a crucial moment in healthcare staffing. We plan to use funds for:



Our Roadmap For Growth
02. Technology Enhancement
Develop our mobile app for easier access
Enhance our credential verification system
Build additional facility integration APIs
01.Geographic Expansion
Scale our proven model beyond current markets
Capitalize on the CAHF partnership momentum
Establish presence in key healthcare hubs
03. Market Penetration
Expand marketing to reach more healthcare professionals
Build sales team to accelerate facility adoption
Develop educational partnerships nationwide

Why Now is the Time

The healthcare staffing market is at a tipping point:

- COVID-19 exposed the critical flaws in traditional staffing
- Healthcare workers are demanding flexibility like never before, as they look for work-life balance that mirrors their peers outside of healthcare
- Facilities are actively seeking alternatives to expensive agencies

Join Us in Transforming Healthcare

This isn't just an investment in a company – it's an investment in the future of healthcare staffing.


SHIFTit
We Plan to Use This Capital to
Give healthcare workers the flexibility they deserve
Help facilities provide better patient care
Reduce healthcare costs across the system
Build a more sustainable healthcare workforce